

October 28, 2011

Via U.S. Mail
Colin Dyne
Chief Executive Officer
People's Liberation, Inc.
1212 S. Flower Street, 5th Floor
Los Angeles, CA 90015

    Re: **People's Liberation, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 31, 2011
            File No. 000-16075

Dear Mr. Dyne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 11 - Note Payable to Related Parties and Asset Purchase Agreement, page 54

1. We note your disclosure that you entered into an asset purchase agreement, on August 13, 2010, with New Media Retail Concepts, LLC, an entity owned by a significant beneficial owner of your common stock, and ECA Holdings II, LLC, an entity affiliated with your Chief Executive Officer's brother, whereby you received $750,000 in exchange for selling 50% of the net proceeds that may be received as a result of the on-going litigation with Charlotte Russe. Please provide us with, and confirm in future filings you will disclose, the following:

- the business purpose of this asset purchase agreement;
- how you determined the $750,000 purchase price and how this price relates to both your best estimate of the outcome of this litigation and the range of potential outcomes at that time;
- a timeline of how the settlement amount was determined from June 2010 to February 2011, including when ranges of possible settlement amounts were known
- the impact, if any, that the compensatory damages of $59M that you were seeking in this litigation as disclosed in your September 30, 2010 Form 10-K had on your determination of this purchase price;
- the total amount awarded in this settlement, as well as, separate disclosure of the amount of the total award that was ultimately sold through this asset purchase agreement (i.e. New Media and ECA received approximately $3.5 million for the $750,000 purchase of the rights to the settlement), and;
- why consent of New Media and ECA was required for any non-cash settlement of such claim as noted in Section 9.2 of the Asset Purchase Agreement (Exhibit 10.24).

2. In connection with the above comment, please tell us about the business purpose of the promissory note in the amount of $750,000 with Mobility Special Solutions 1, LLC and New Media Retail Concepts, LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining